April 15, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	SRI/Surgical Express, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed February 28, 2005 (actually filed March 28, 2005)

Dear Mr. Spirgel:

On behalf of SRI/Surgical Express, Inc. (“SRI” or the “Company”), we submit this letter in response to the comments from the staff of the United States Securities and Exchange Commission (the “Staff” or the “SEC”), received by letter dated April 5, 2005 relating to SRI’s Form 10-K for the fiscal year ended December 31, 2004 filed on March 28, 2005 (File No. 000-20997). For the convenience of the Staff of the Division of Corporation Finance, the Staff’s comments are repeated below, with SRI’s response to each comment set forth immediately following each comment.

Form 10-K for the year ended December 31, 2004

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.	Addressing EITF 99-19, tell us the factors you considered in determining you act as a principal related to the Aesculap joint marketing agreement.

Our ten-year Aesculap agreement provides terms for Aesculap to furnish and repair instruments that we deliver to our customers. SRI furnishes its hospital customers with all surgical products that the hospitals’ staff needs to perform laparoscopic surgical procedures, including the instruments, in a pack or a cart, for a combined

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April 15, 2005

“per procedure” cost. SRI offers its customers (a) all of the reusable and disposable products, including instruments, which they need for laparoscopic surgical procedures and (b) arrangements for SRI to deliver, retrieve, and reprocess (including sterilizing) surgical gowns, instruments, and other reusable product components. Aesculap repairs damaged instruments as requested by SRI, but otherwise does not handle the instruments or play any role in delivering them to our customers.

SRI markets these services to customers and prospective customers throughout the primary marketing area, which is defined as any geographic area within a 300-mile radius of any SRI facility. A key customer benefit is a single per procedure price charged by SRI for all of the supplies and instruments required for a laparoscopic surgical procedure. The customer service and supply terms are evidenced by a single standard supply agreement between SRI and the customer, to which Aesculap is not a party. SRI is the only merchant of record for these transactions.

Based on the criteria specified in Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, SRI acts as the principal in the arrangement with our customers and reports the revenue gross for the comprehensive surgical procedure-based delivery and retrieval service. The third party agent fee charged to SRI by Aesculap is included in cost of revenues in the statements of operations. The main factors considered in reaching this conclusion are as follows:

1.	Is SRI the primary obligor in the arrangement? SRI provides delivery and retrieval, reprocessing, order processing and billing and collection services to its customers. Aesculap provides the instruments to SRI and also repairs the instruments, as needed, under its agreement with SRI. From the customer’s perspective, the primary (and only) obligor is SRI, because the service agreement is between the customer and SRI and the customer has no direct recourse to Aesculap. SRI compensates its sales force based on the total procedure fee charged to the customer, even though it pays a usage fee to Aesculap. SRI is obligated to pay this usage fee to Aesculap, whether or not the customer pays its bill for the service. Even though SRI does not have title to the instruments, it is solely responsible for fulfillment, including the acceptability of the product and service ordered by the customer. SRI has the risks and rewards of a principal in this transaction.

2.	Does SRI have general inventory risk (before customer order is placed or upon customer return)? SRI is at risk for costs incurred in connection with the services provided if the customer does not accept the deliverable. Our delivery and processing costs for a deliverable that is not accepted will not be reimbursed by the customer or Aesculap, or provide any benefit to a subsequent deliverable.

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3.	Does the Company have latitude in establishing price? SRI has sole authority and latitude in establishing the price charged to the customer, which is based, in part, on a negotiated fee paid to Aesculap based on the products and services provided to the customer.

4.	Does the Company change the product or perform an additional service? SRI’s services, as noted above, add value to the instruments that are ultimately provided to the customer. SRI provides the delivery and reprocessing service to the customer in an arrangement that benefits and is valuable to the customer. SRI’s customers purchase this arrangement because they need and want the combined package of products, service, and value that SRI offers. Aesculap could sell its instruments to the customer, but the customer would then be responsible for owning and reprocessing (sterilization, quality control, etc.) of the instruments and would need to separately procure the other products it needs for a surgical procedure.

5.	Does the Company have physical loss inventory risk (after customer order or during shipping)? SRI is at risk for instruments that are lost, stolen or damaged beyond repair, if it is determined that SRI was at fault. As noted above, SRI is always at risk for its delivery and reprocessing costs. In addition, SRI is solely responsible for collecting monies from its customers for any loss or damage of the instruments caused by its customers. SRI is ultimately responsible for any loss or damage to the instruments if SRI is at fault, as well as when the customers refuse to pay for damages or losses of instruments.

Conversely, none of the indicators here support reporting revenue as net: (a) Aesculap is not an obligor in arrangements with SRI’s customers; (b) SRI’s earnings under the arrangement are not fixed, but rather depend on price from its customers and the amount due to Aesculap; and (c) Aesculap does not have customer credit risk in collecting its usage fee.

Based on these factors and in accordance with EITF No. 99-19, SRI therefore acts as the principal in the arrangement with Aesculap and reports the revenue gross for the comprehensive surgical procedure-based delivery and retrieval service.

2.	We note from page 18 that you have public bonds. Please tell us how you account for the bonds and related interest.

In 1999, the Company issued public bonds to fund the construction of our Stockton and Chattanooga facilities. The original bond amounts were $5,200,000 for the Stockton facility and $4,500,000 for the Chattanooga facility. Letters of credit

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issued by Wachovia Bank, NA (formerly First Union National Bank) back these bonds.

Interest expense adjusts based on rates that approximate LIBOR (2.54% at December 31, 2004). Interest is accrued monthly and paid quarterly. The interest payable related to the bonds was $20,500 and $28,400 as of December 31, 2004 and December 31, 2003, respectively, and is included in “Other Accrued Expenses” on the balance sheets. Between 1999 and 2004, SRI made interest only payments on the bonds.

Starting in 2004, the Company began amortizing the bonds through quarterly payments of $165,000 ($90,000 for Stockton and $75,000 for Chattanooga). A balloon principal payment of $3.1 million on the bonds is due in 2014. The bonds are secured by the two reusable processing facilities and are reflected on our balance sheets under the line “Bonds Payable”.

Reserve for Shrinkage, Obsolescence and Scrap for Reusable Surgical Products, page 12

3.	Please tell us why how you consider 210-day period for non-scanned products as appropriate.

SRI recognizes as lost any reusable surgical products (“RSP”) that are not scanned within a 210-day period. SRI established the 210-day period based on experience with the disposition of specific blocks of RSP over an extended time period, which indicated that while we recognize as lost any items not scanned for a 210-day period, we eventually recover a portion (over 25%) of those products. We net this recovery of RSP against recorded product loss expense and consider it when evaluating our reserves for shrinkage and obsolescence, as discussed below.

Our process starts with daily delivery of surgical supplies to our hospital customer. After use, we pick up used reusable products and surgical instruments for return to our processing facility where we sort, clean, inspect, package, and sterilize them. We scan each RSP product as it is being visually inspected and folded. We record as lost products that are not scanned again within 210 days. The reusable products might be delayed at any of several points along the supply chain, for example, on hospital shelves if not rotated in a timely manner or in other parts of the hospital.

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Product loss (shrinkage) is recorded as a net amount each month by netting actual product recorded as lost after 210 days with recovered product that was previously written off. This net loss is recorded as an expense in the statement of operations and reduces the value of the RSP on the balance sheet. Our reserves for shrinkage and obsolescence of our RSP are based on our historical loss rates with consideration for our anticipated recoveries. These reserves are evaluated on at least a quarterly basis to ensure that our estimates are based on the most recent and relevant data available. As noted above, our historical experience indicates that we ultimately recover more than 25% of items that are not scanned within 210 days. Our reserves for shrinkage and obsolescence at the end of any given period appropriately estimate product losses and recoveries based on our historical trends.

SRI’s customer base (hospitals and surgery centers), products (reusable surgical products), reprocessing operations, delivery process, and loss experience have changed little since we established the 210-day period. SRI tracked its product with item-specific bar codes until 2004, when it replaced bar codes with Radio Frequency Identification (RFID) Technology chips in its reusable surgical products to improve the efficiency and effectiveness in monitoring product quality and controlling RSP movement. Product histories were transferred from the bar code to the RFID chip. Since the implementation of RFID technology, we have been accumulating additional data to better enable us to ensure the continued reasonableness of our 210-day estimate. We expect to complete this study by the end of the current fiscal quarter.

Amortization of Reusable Products, page 12

4.	We note that you determine the lives of reusable products based upon a method similar to the units of production method. Please tell us how you are able to individually track the reusable products “uses” to amortize them over this method. In addition please tell us in days how long it takes to attain the estimated uses. Tell us why you believe that it is not appropriate to account for reusable surgical products as inventory and why you classify the related transactions as investing activities in the statement of cash flows.

The estimated useful life of the reusable surgical products is established and tracked on a per use basis. Historically, each reusable surgical product had a specific bar code that was used to track the product’s history. As discussed above, SRI replaced the bar codes with RFID chips on its reusable surgical products in 2004. The number of uses (amortization), barrier test data (tests to determine a reusable surgical product’s ability to repel liquids), repair history, and current scan date are maintained and updated (by the bar code and now the RFID chip) each time the product is inspected and processed. Each RSP product is scanned as it is being visually inspected and folded after it has been sorted, washed and dried.

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Products are also barrier tested according to a pre-assigned testing schedule (i.e. after so many uses).

Average useful lives were determined through recommendations of the manufacturer of the materials, GORE® and were confirmed by accelerated life testing prior to receipt of 510K approval from the Food and Drug Administration (FDA). The longer useful life of the products is a function of advanced materials and superior weaving and laminating combined with carefully controlled reprocessing by SRI. Specifically designed and computerized wash and retreat formulas and automated wash and dry cycles, continuous inspection and repair (patches), and special sterilization cycles enable the products to meet or surpass their useful lives. Based upon our historical evidence and experience, the reusable products attain their estimated useful life over an extended consumption period of approximately 3 to 6 years for surgical linens, and beyond 6 years for stainless steel products. The actual reusable product useful life can exceed or fall short of these estimates and depends on the type of product, its size, customer care, and other factors. As noted above, it is not unusual for the reusable products to be delayed at any point along the supply chain for several weeks or longer.

RSP has certain characteristics similar to both inventory and fixed assets and is distinguished from typical inventory by its protracted consumption period as noted above. Accordingly, the asset does not meet ARB No. 43 Chapter 3a, paragraph 4, definition of a current asset as it is consumed over a protracted period of time beyond one year under our rental type arrangements with our customers. Accordingly, due to its traits as a non-current asset, all related transactions, such as purchases, are considered investing activities in the statement of cash flows, similarly to the acquisition of property, plant and equipment. Please refer to our response to Item 6 for further related discussion.

5.	We note that 85% of the products your reusable products have lives of 75, 100, and 125 uses. Please tell us the nature of the nature of the other 15% of products and how they are accounted for.

85% and 82% of our reusable surgical products have lives of 75, 100, and 125 uses as of December 31, 2004 and 2003, respectively. These products represent the products using the three principal fabrics (liquid resistant, liquid proof, and premium liquid resistant fabrics). The remaining 15% and 18% is comprised of stainless steel medicine cups, carafes, trays, basins and owned instruments. The useful lives of these products have been established at 20, 50, 100, 200, and 100 uses, respectively. These useful lives were established based on the average life expectancy of the respective product, taking into consideration average wear-and-tear and potential loss. All reusable surgical products are amortized by usage over

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their estimated useful life as tracked through a specific bar code (historically), an RFID chip (linens) and work orders (stainless steel products and instruments). As noted above, SRI replaced the bar codes with RFID chips on its reusable surgical products in 2004.

Item 8.	Financial Statements and Supplementary Data

Balance sheets, page 24

6.	Please present a classified balance sheet as required by Regulation SX, Rule 5-02.

This issue was previously raised by the Staff in a letter to the Company dated June 18, 1996, and was resolved based on the support of the facts and circumstances described below which remain substantially unchanged since the Company was formed.

Under SRI’s service and billing arrangements with our customers, substantially all of our revenues are generated from the delivery and retrieval of our reusable surgical products. SRI provides RSP to our customers on a per use basis similar to a rental arrangement, typically one to three years in length. The use of unclassified balance sheets is a customary industry practice for rental companies.

The reusable surgical products are amortized based on an estimated number of uses that results in an estimated three to six year time period depending upon the specific product. The RSP have certain characteristics similar to both inventory and fixed assets. The RSP are distinguished from typical inventories by their protracted consumption period. As discussed above, the reusable products attain their estimated useful life over an extended consumption period of approximately 3 to 6 years for surgical linens, and beyond 6 years for stainless steel products. Therefore, SRI considers an unclassified balance sheet to be appropriate, because the surgical products’ useful life (i.e., their consumption cycle) is significantly more than one year. Presenting a classified balance sheet would be extremely difficult because of the subjectivity involved in estimating the current portion of the RSP (i.e., the amount that will be consumed in one year based on projected uses). At the time of our initial public offering, SRI concluded and the Commission agreed that this presentation could confuse the reader.

SRI is unaware of companies that apportion rental inventories between current and non-current portions. SRI believes that the many factors influencing future sales (rentals) and forming the basis for any estimated apportionment it might undertake

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would actually vary considerably in practice, resulting in over or understatement of its inventory, current assets, and working capital.

SRI’s direct competition principally sell disposable products (one-time use only), or in some cases our competitors’ operations are consolidated with larger affiliated operating segments whose inventories are either sold or consumed within a one year period. To our knowledge, there are no other public companies that rent reusable surgical products similar to SRI’s RSP. We also believe that the linen industry often amortizes its rental products over two years or less and uses a classified balance sheet format, with all rental products classified as a current asset (i.e., no attempt to split as current and non-current). Again, SRI believes this would result in an overstatement of current assets, because our RSP has a considerably longer life than two years. In contrast, SRI’s product lines are noticeably distinguishable from common linens, because the reusable surgical products are not high use items or subject to substantial wear and tear. SRI’s fabric quality, density, and durability are substantially greater. Also, the fabrics are inspected and chemically treated to prolong their lives. Based upon these qualities, the RSP have an extended consumption period of approximately 3 to 6 years for surgical linens, and beyond 6 years for stainless steel products.

SRI’s research showed companies that lease or rent products with useful lives of two years or greater use an unclassified balance sheet. These companies include Aaron Rents, Inc., Rent-A-Center, Inc., and Interpool, Inc., which generally lease or rent furniture, equipment or vehicles. These assets generally have relatively longer useful lives, similarly to SRI’s RSP.

SRI does not use working capital to describe its financial condition and liquidity and does not have any financial covenants in its revolving credit facility based on working capital. Our financial covenants are based on EBITDA and tangible net worth.

The use of an unclassified balance sheet is also contemplated by ARB 43 when the distinction between current/non-current is deemed in practice to have little relevance. Based on these facts and circumstances and the integral part of RSP in SRI’s balance sheet, SRI believes that using the unclassified balance sheet format is a more appropriate financial presentation. SRI will continually monitor the facts and circumstances of our operations to ascertain whether the continued use of an unclassified balance sheet is still warranted in the future.

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Note B – Summary of Significant Accounting Policies

Property, Plant, and Equipment, Net, page 28

7.	We note that you amortize leasehold improvements over the term of the lease. Note that per leasehold improvements are to be amortized over the shorter of their useful lives or the lease term. Please advise or revise. Also tell us if you include renewals in your determination of useful lives and the basis for this inclusion.

We are amortizing our leasehold improvements over the shorter of their useful life or the lease term. The longest term of any of our leases is 20 years based upon the terms of the lease. We have compared the useful lives of our leasehold improvements to the terms of our leases and determined that we do amortize over the shorter of the useful life or the term of the lease in all cases. We do include renewal options in determining the lease term when the renewal is at SRI’s option and failure to renew the lease would impose an economic penalty to SRI, however, amortization is never extended past the useful life of the asset. We will change the disclosure of our policy for amortizing leasehold improvements in future filings with the Commission to add “shorter of the useful life or”.

Health Insurance, page 29

8.	Please tell us how you account for the claims incurred but not reported. Tell us the amount of claims incurred but not reported recognized under this method for each period presented. Tell us how your estimates have differed from the actual payments you have made and tell us the impact of such differences on your results of operations for each period presented.

On at least a quarterly basis, we review our claim data obtained from our health insurance carrier related to our claims (lag reports, detailed claims history reports, daily accounting reports, and summary statements) to determine the accuracy of our estimated reported and incurred but not reported (IBNR) claim reserves. We utilize the look-back approach to ensure that the assumptions used and estimates made are reasonable in light of new data and circumstances. When necessary, we make changes to the estimates used to determine our health insurance liability to reflect any new information received.

SRI’s health insurance liability (IBNR and reserve for ultimate loss on claims reported) as of December 31, 2004 and 2003 was approximately $360,000 and $245,000, respectively, and was estimated based on an annualized average of paid claims for the previous twelve months. A 10% trend factor (based on our historical experience) was applied to arrive at the ultimate claim projection for reported claims. The IBNR was estimated as 15%, which is also based on our historical

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experience and approximates two months of run-off. Actual payments made against the 2004 and 2003 reserves were approximately $320,000 (through March 31, 2005) and $260,000, respectively. We anticipate the liability estimated as of December 31, 2004, will approximate the ultimate realization of actual claims incurred but not reported and reserve for ultimate loss on claims reported.

Revenue Recognition, page 29

9.	We note that you recognize revenue when products or services are delivered. Please tell us whether there is a right of return under your services.

SRI provides central processing and supply chain management services to hospitals and surgery centers by offering a combination of disposable surgical products and reusable products (including gowns, towels, drapes, and basins), out-sourced instrument processing services and a comprehensive case cart management system. SRI’s service offering consists of collecting, sorting, cleaning, inspecting, packaging, sterilizing and delivering our reusable products on a just-in-time basis. Under SRI’s service and billing arrangements with our customers, substantially all of our revenues are generated for the use of these products on a per use basis similar to a rental arrangement, typically one to three years in length. The product offerings that SRI provides to its customers are also customized specifically for the surgical procedures performed at the respective customer locations.

SRI does not give the customer a right of return for the products or services we provide. In the service agreement signed by our customers, title to the RSP remains with SRI. Title to the reusable surgical instruments remains with Aesculap. When products are delivered to the customer, any products not accepted are deducted from the order before an invoice is generated (i.e. revenue recognition occurs after packing slips are signed and dated by the customer which confirms delivery and acceptance by the customer).

*     *     *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes or disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to each of the questions in the Staff’s April 5, 2005 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

SRI/Surgical Express, Inc.

By:	/s/ Gregory B. Reeves
Gregory B. Reeves
Vice President of Finance and Controller